

May 12, 2014

Via E-mail
Mr. Mark Langer
Chief Financial Officer
Equity One, Inc.
1600 N.E. Miami Gardens Drive
North Miami Beach, FL 33179

> **Re:** **Equity One, Inc.**
> **Form 10-K for the year ended December 31, 2013**
> **Filed on March 3, 2014**
> **File No. 001-13499**

Dear Mr. Langer:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter via EDGAR within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Item 6. Selected Financial Data, page 30

1) We note your calculation of Funds From Operations includes earnings allocated to noncontrolling interest in certain periods based on whether the related unissued shares held by LIH are dilutive to FFO per dilutive share. Please explain to us how you determined this presentation is appropriate given that it results in a calculation of FFO that is not comparable from period to period.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

 In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or the undersigned at (202) 551-3438 if you have questions.

 Sincerely,

 /s/ Robert F. Telewicz Jr.

 Robert F. Telewicz Jr.
 Senior Staff Accountant